SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 9, 2007

333-115865-06

Inmarsat Group Limited

(Exact name of Registrant as specified in its charter)

Inmarsat Group Limited

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road, London

United Kingdom, EC1Y 1AX

(Address of principal executive office)

333-115865-06

Inmarsat Finance plc

(Exact name of Registrant as specified in its charter)

Inmarsat Finance plc

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road, London

United Kingdom, EC1Y 1AX

(Address of principal executive office)

333-115865

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

20-F  ☒    40-F  ☐

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):-

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):-

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INMARSAT GROUP LIMITED

CONDENSED CONSOLIDATED FINANCIAL RESULTS

For the three and nine months ended

30 September 2007

(unaudited)

Forward-Looking Statements

This document contains forward-looking statements. These forward-looking statements include all matters that are not historical facts. Statements containing the words “believe”, “expect”, “intend”, “may”, “estimate” or, in each case, their negative and words of similar meaning are forward-looking.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that the Group’s actual financial condition, results of operations and cash flows, and the development of the industry in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this document. In addition, even if the Group’s financial condition, results of operations and cash flows, and the development of the industry in which we operate, are consistent with the forward-looking statements in this document, those results or developments may not be indicative of results or developments in subsequent periods. Important facts that could cause the Group’s actual results of operations, financial condition or cash flows, or the development of the industry in which we operate, to differ from current expectations include those risk factors disclosed in the Group’s Form 20-F Annual Report for the year ended 31 December 2006 as filed with the Securities and Exchange Commission (“SEC”) on 30 April 2007.

As a consequence, the Group’s current plans, anticipated actions and future financial condition, results of operations and cash flows, as well as the anticipated development of the industry in which we operate, may differ from those expressed in any forward-looking statements made by us or on the Group’s behalf.

Non-GAAP Measures

We use a number of non-GAAP measures in addition to GAAP measures in order to provide readers with a better understanding of the underlying performance of our business, and to improve comparability of our results for the periods concerned. Where such non-GAAP measures are given, this is clearly indicated and the comparable GAAP measure is also given.

Net Borrowings

Net Borrowings is defined as total borrowings less cash at bank and in hand less short term deposits with an original maturity of less than three months. We use Net Borrowings as a part of our internal debt analysis. We believe that Net Borrowings is a useful measure as it indicates the level of borrowings after taking account of the financial assets within our business that could be utilized to pay down the outstanding borrowings. In addition the Net Borrowings balance provides an indication of the net borrowings on which we are required to pay interest.

EBITDA

We define EBITDA as profit before interest, taxation, depreciation and amortization. Other companies may define EBITDA differently and, as a result, our measure of EBITDA may not be directly comparable to the EBITDA of other companies.

EBITDA and the related ratios are supplemental measures of our performance and liquidity under IFRS that are not required by, or presented in accordance with, IFRS or US GAAP. Furthermore, EBITDA is not a measurement of our financial performance under IFRS or US GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with IFRS or US GAAP.

We believe EBITDA among other measures facilitates operating performance comparisons from period to period and management decision making. It also facilitates operating performance comparisons from company to company. EBITDA eliminates potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the age and book depreciation of tangible assets (affecting relative depreciation expense). We also present EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties in evaluating similar issuers, the vast majority of which present EBITDA when reporting their results.

Operating and Financial Review

The following is a discussion of the unaudited consolidated results of operations and financial condition of Inmarsat Group Limited (“the Company” or together with its subsidiaries, “the Group”) for the three and nine months ended 30 September 2007. You should read the following discussion together with the whole of this document including the historical consolidated financial results and the notes. The consolidated financial results were prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”) and IFRIC interpretations issued and effective at the time of this report. There are no material differences for the Group between IFRS and IFRS as adopted by the EU.

Overview

Inmarsat is the leading provider of global mobile satellite communications services, providing data and voice connectivity to end-users worldwide. Inmarsat has nearly 30 years of experience in designing, launching and operating its satellite-based network. With a fleet of ten owned and operated geostationary satellites, the Group provides a comprehensive portfolio of global mobile satellite communications services for use on land, at sea and in the air. These include voice and broadband data services, which support safety communications, as well as standard office applications such as email, internet, secure VPN access and videoconferencing. The Group’s revenues, operating profit and EBITDA for the three months ended 30 September 2007 were US$139.6m, US$55.3m and US$97.3m respectively (30 September 2006: US$129.2m, US$45.4m and US$89.4m respectively).

The results of the Group’s operations are reported in US dollars as the majority of revenues and borrowings are denominated in US dollars.

Satellite phone services (“SPS”)

From 16 July 2007, our service portfolio now includes the new handheld IsatPhone service and the fixed LandPhone service provided through eight distribution partners. IsatPhone, which is the first handheld satellite phone in the Inmarsat portfolio, is a dual-mode satellite/GSM phone that is targeted at business and personal users who travel or work in areas where local telephone networks are unreliable or non-existent. LandPhone is a fixed land satphone installation targeted at remote villages.

Our SPS portfolio will be extended in the fourth quarter of 2007 with the launch of FleetPhone, Inmarsat’s new maritime satellite phone. Initially SPS will be available across the Middle East, Africa and Asia and will be rolled-out globally following an extensive network and terminal modernisation and development programme to be completed by early 2009.

Launch of the third Inmarsat-4 satellite

On 3 August 2007, we signed a contract with International Launch Services (“ILS”)for the launch of our third Inmarsat-4 satellite on a Proton launch vehicle and have been allocated a launch period of March-April 2008. Our option to launch the third Inmarsat-4 satellite using an Atlas launch vehicle remains in place as a backup capability. The launch of the third Inmarsat-4 satellite will provide global coverage for our existing BGAN, SPS and SwiftBroadband services and will provide the foundation for our to be launched new broadband maritime service, FleetBroadband.

On 5 September 2007 an ILS Proton rocket suffered a launch failure and we have been advised that this was as a result of a defective cable. ILS has also indicated that the launch failure is not expected to result in a delay to our contracted March-April 2008 launch date.

SwiftBroadband now commercially available

On 5 September 2007 the Inmarsat network was upgraded to provide SwiftBroadband and on 22 October the service became commercially available for the first time. SwiftBroadband is Inmarsat’s first fully Internet Protocol (IP)-based service for the aeronautical market providing “always on” connectivity.

SwiftBroadband is suitable for a range of applications from aircraft operation and management to cabin applications such as email, internet access, SMS text messaging and integration into In-flight Entertainment systems. SwiftBroadband is also being deployed for the in-flight use of cellular phones and PDAs.

IsatM2M satellite telematics service launched

On 10 September 2007, we announced the introduction of our new low data rate service, IsatM2M. IsatM2M is a next-generation satellite telematics service based on the trusted and globally-accepted Inmarsat D+ service. We have appointed Satamatics and SkyWave as global distributors for IsatM2M.

Alphasat project

On 8 November 2007, we announced that agreements have been signed with the European Space Agency (“ESA”) to become the commercial operator for the Alphasat project for the development of a new satellite. Alphasat is an ESA initiative for the development of Alphabus, a new satellite platform capable of carrying a large communications payload. Through the Alphasat project we will build and launch an advanced L-Band payload which will supplement the existing Inmarsat-4 satellite constellation and offer the opportunity for new and advanced services with access to a new allocation of L-band spectrum. Astrium Satellites, a subsidiary of the European Aeronautic Defence and Space Agency (“EADS”) has been contracted to build the satellite. We expect costs for the satellite in orbit (excluding insurance) to be in the region of €260.0 million.

Andrew Sukawaty, Chairman and Chief Executive Officer extends role

On 28 September 2007, Inmarsat plc announced that Andrew Sukawaty, its Chairman and Chief Executive Officer since March 2004, had agreed to remain in the joint role for a further period which is expected to be not less than two years. It is anticipated that he will then transition to the sole role of Chairman. John Rennocks will remain as the Deputy Chairman and Senior Independent Non-Executive Director.

Interim dividends

On 27 September 2007, the Board declared and paid an interim dividend of US$52.8m to Inmarsat Holdings Ltd. Inmarsat plc (the ultimate parent company) paid an interim dividend per ordinary share to its shareholders on 26 October 2007.

Revenues

Revenues for the three months ended 30 September 2007 were US$139.6m, an increase of US$10.4m, or 8.0%, compared with the three months ended 30 September 2006. The table below sets out the components of the Group’s total revenue for each of the periods under review:

	Three months ended 30 September		Increase/ (decrease)	Nine months ended 30 September		Increase/ (decrease)
	2007	2006		2007	2006
	(US$ in millions)%			(US$ in millions)%
Revenues
Maritime sector:
Voice services	24.5	25.5	(3.9)	77.0	75.7	1.7
Data services	52.0	47.1	10.4	157.8	138.0	14.3

Total maritime sector	76.5	72.6	5.4	234.8	213.7	9.9
Land mobile sector:
Voice services	3.5	4.6	(23.9)	11.3	15.3	(26.1)
Data services	28.3	25.8	9.7	86.1	74.7	15.3

Total land mobile sector	31.8	30.4	4.6	97.4	90.0	8.2
Aeronautical sector	11.6	8.0	45.0	32.4	22.4	44.6
Leasing (incl. navigation)	16.9	16.3	3.7	51.5	43.6	18.1

Total mobile satellite communications services	136.8	127.3	7.5	416.1	369.7	12.6

Other income	2.8	1.9	47.4	7.7	5.4	42.6

Total revenue	139.6	129.2	8.0	423.8	375.1	13.0

MSS revenue by sector	Three months ended 30 September
	2007	2006
Maritime	55.9%	57.0%
Land mobile	23.2%	23.9%
Aeronautical	8.5%	6.3%
Leasing	12.4%	12.8%

	As at 30 September
	2007	2006
	(000’s)
Active terminals(1)(2)
Maritime	145.4	137.3
Land mobile	78.7	82.1
Aeronautical	8.5	7.4

Total active terminals	232.6	226.8

(1)	Active terminals are the number of subscribers (BGAN and R-BGAN) or terminals that have been used to access services at any time during the preceding twelve-month period (other services except SPS) registered at 30 September. Active SPS terminals are the average number of terminals active on a daily basis during the period.
(2)	Active terminals as at 30 September 2007 include 8,870 SPS terminals and 13,874 BGAN subscribers (as at 30 September 2006: 10,388 and 5,547 respectively).

During the three months ended 30 September 2007, revenues from mobile satellite communications services were US$136.8m, an increase of US$9.5m, or 7.5%, compared with the three months ended 30 September 2006. Growth has been strongest in the newer services such as Fleet (maritime users), BGAN (land users) and Swift 64 (aeronautical users).

Active terminal numbers increased by 2.6% between 30 September 2006 and 30 September 2007, with strong growth in the maritime and aeronautical sectors. Maritime active terminals were up 5.9% period over period, while our base of active Fleet terminals grew by 42%. There was an overall 4.1% decrease in land sector terminals; however BGAN subscribers grew by 150%. In the aeronautical sector, we have seen continued growth in Swift 64 (high-speed data, up 52%) and ‘Classic’ Aero (voice and low-speed data, up 13%) with increased active terminal numbers.

Maritime Sector. During the three months ended 30 September 2007, revenues from the maritime sector were US$76.5m, an increase of US$3.9m, or 5.4%, compared with the three months ended 30 September 2006. This reflects an increase in data revenues partially offset by a decrease in voice revenues.

Revenues from data services in the maritime sector during the three months ended 30 September 2007 were US$52.0m, an increase of US$4.9m, or 10.4%, compared with the three months ended 30 September 2006. The increase in revenues from data services has been driven by the continued take-up and strong usage of our Fleet services. Demand for Fleet terminals has also been driven by growth in the global shipping new-build market and from the migration from our Inmarsat A analogue service which will be discontinued on 31 December 2007.

Revenues from voice services in the maritime sector during the three months ended 30 September 2007 were US$24.5m, a decrease of US$1.0m or 3.9% compared with the three months ended 30 September 2006. Historically our voice revenues for the maritime sector have been affected by the migration of users from our higher-priced analogue service to our lower-priced digital services and to a lesser extent by competition. Within the digital services, there has also been an increase in both the proportion of traffic associated with certain of our promotional schemes and the level of discounts through customer consolidation and growth of Fleet, resulting in lower average prices. This has been partially offset by increased demand for voice services in our newer Fleet services and revenues from SPS customers.

Land Mobile Sector. During the three months ended 30 September 2007, revenues from the land mobile sector were US$31.8m, an increase of US$1.4m, or 4.6%, compared with the three months ended 30 September 2006. This reflects an increase in data revenues partially offset by a decrease in voice revenues.

Revenues from data services in the land mobile sector during the three months ended 30 September 2007 were US$28.3m, an increase of US$2.5m, or 9.7%, compared with the three months ended 30 September 2006. The increase as in the previous quarter is a result of strong growth and usage of BGAN offset in part by a decline in GAN and R-BGAN, which as expected have begun to experience decreased demand through the migration of users to our BGAN service. Although we expect the migration to BGAN to have a larger impact in the future we do not expect migration to adversely impact overall land data revenues.

Revenues from voice services in the land mobile sector during the three months ended 30 September 2007 were US$3.5m, a decrease of US$1.1m, or 23.9%, compared with the three months ended 30 September 2006. This continues the trend seen over the last few years of declining traffic volumes resulting from competition, principally for our Mini M and large antenna Mini M services, from operators of handheld satellite telephones who offer lower-priced voice services. This was partially offset by growth in BGAN voice and we remain confident that our launch of SPS over a wide geographic area in July 2007 will address this decline in due course. Whilst land voice services currently represent a small percentage of our MSS revenues, 2.6% for the three months ended 30 September 2007, we believe there is a significant opportunity to grow this market segment through our BGAN voice offering and our new SPS portfolio.

Revenues from BGAN services during the three months ended 30 September 2007 are set out in the table below. These figures include voice, data and subscription revenues. As at 30 September 2007, there were 13,874 active BGAN subscribers.

BGAN Services	Three months ended 30 September		Nine months ended 30 September
	2007	2006	2007	2006
Revenues (US$ in millions)	10.2	3.2	25.3	5.3
Active subscribers	13,874	5,547	13,874	5,547

Aeronautical Sector. During the three months ended 30 September 2007, revenues from the aeronautical sector were US$11.6m, an increase of US$3.6m, or 45.0%, compared with the three months ended 30 September 2006. The increase continues to be attributed primarily to the strong performance of the Swift 64 high-speed data service, which targets the government aircraft and business jet markets as well as being used by commercial airlines. In addition revenues for low-speed data services benefited from increased industry demand.

Leasing. During the three months ended 30 September 2007, revenues from leasing were US$16.9m, an increase of US$0.6m, or 3.7%, compared with the three months ended 30 September 2006. The increase is a result of the new navigation contracts and growth in land leases, which are predominately government based.

Other income. Other income was US$2.8m for the three months ended 30 September 2007; an increase of US$0.9m, or 47.4%, compared with the three months ended 30 September 2006. The increase in other income relates to additional in-orbit support services provided to other satellite operators. As well as the provision of in-orbit services to other operators, other income consists primarily of income from the provision of conference facilities, renting surplus office space and revenue from sales of SPS end-user terminals.

Seasonality – Impact of volume discounts. Revenues are impacted by volume discounts which increase over the course of the year with lower discount levels in early quarters and higher discounts in later quarters as our distribution partners meet specific volume thresholds. The effect of these volume discounts are most prominent in the third and fourth quarters. Additionally, the total amount of volume discounts is affected by the growth in underlying revenue and the consolidation of distribution partners. The merger of Stratos Global Limited and Xantic B.V. in February 2006 has resulted in increased levels of discounts during 2007 compared to 2006. The impact of the recent merger of Vizada Satellite Communications (formerly France Telecom Mobile Satellite Communications) and Telenor Satellite Services in September 2007, in terms of additional volume discounts, would be in the range of US$7.5m to US$8.5m in a full year, based on historic traffic patterns.

Net operating costs

Net operating costs in the three months ended 30 September 2007 were US$42.3m, an increase of US$2.5m, or 6.3%, compared with the three months ended 30 September 2006. The table below sets out the components of the Group’s net operating costs for each of the periods under review:

	Three months ended 30 September		Nine months ended 30 September
	2007	2006	2007	2006
	(US$ in millions)
Employee benefit costs	21.3	21.2	67.4	62.6
Restructuring costs including termination benefits	—	—	—	6.8
Network and satellite operations costs	8.3	8.0	25.1	23.0
Other operating costs	17.4	13.1	45.9	39.7
Work performed by the Group and capitalized	(4.7)	(2.5)	(12.7)	(9.3)

Total net operating costs	42.3	39.8	125.7	122.8

Employee benefit costs

Employee benefit costs during the three months ended 30 September 2007 were US$21.3m, an increase of US$0.1m, or 0.5% compared with the three months ended 30 September 2006. Overall employee benefit costs are comparable between the two periods with higher salary costs in the three months ended 30 September 2007 offset by lower employee benefit costs.

The increase in salary costs is a result of additional headcount in both London and Batam (our office in Indonesia), an adverse movement in the Group’s hedged rate of exchange, which has increased from US$1.77/£1.00 in 2006 to US$1.81/£1.00 in 2007 (the majority of staff costs are in Sterling and we report the Group’s results in US dollars) and the impact of annual salary increases. Total full-time equivalent headcount at 30 September 2007 was 451 (includes Batam employees: 58), compared to 436 as at 30 September 2006 (includes Batam employees: 53). Offsetting the increase in salary costs is a lower bonus provision due to a change in the timing of provisioning to earlier periods in 2007 in addition to a decrease in benefits due to lower defined benefit pension scheme service costs following changes to benefit rates in July 2007.

Network and satellite operations costs

Network and satellite operations costs during the three months ended 30 September 2007 were US$8.3m, an increase of US$0.3m, or 3.8%, compared with the three months ended 30 September 2006. The increase is primarily due to the inclusion of three months of in-orbit insurance costs for the Inmarsat-4 F2 satellite in 2007 (2006: nil) which commenced on expiry of the launch insurance policy, being 8 November 2006.

Other operating costs

Other operating costs during the three months ended 30 September 2007 were US$17.4m, an increase of US$4.3m, or 32.8%, compared with the three months ended 30 September 2006. The increase primarily relates to the introduction of new SPS terminal sales with higher direct cost of sales, additional professional fees as a result of increased business activities and a VAT write off. The remainder of the increase relates to phasing differences of normal operating expenses between the two periods.

Work performed by the Group and capitalized

Own work capitalized during the three months ended 30 September 2007 was US$4.7m, an increase of US$2.2m, or 88.0%, compared with the three months ended 30 September 2006. Own work capitalized reflects the shift of work from our BGAN and Inmarsat-4 programme, now that it is largely operational, to work on our new services that are soon to be introduced such as FleetBroadband, SwiftBroadband and the global rollout of our SPS service.

EBITDA

As a result of the factors discussed above, EBITDA for the three months ended 30 September 2007 was US$97.3m, an increase of US$7.9m, or 8.8%, compared with the three months ended 30 September 2006. EBITDA margin has increased to 69.7% for the three months ended 30 September 2007 compared to 69.2% for the three months ended 30 September 2006. EBITDA margin is expected to be lower in the last quarter of 2007 due to increasing volume discounts earned by our distribution partners.

Set forth below is a reconciliation of profit for the period to EBITDA for each of the periods indicated:

	Three months ended 30 September		Nine months ended 30 September
	2007	2006	2007	2006
	(US$ in millions)
Profit for the period	23.5	11.2	87.4	42.8
Add back:
Income tax expense	9.9	15.8	24.2	32.1
Net interest payable	21.9	18.4	61.8	58.1
Depreciation and amortization	42.0	44.0	124.7	119.3

EBITDA	97.3	89.4	298.1	252.3

Depreciation and amortization

During the three months ended 30 September 2007, depreciation and amortization was US$42.0m, a decrease of US$2.0m, or 4.5%, compared with the three months ended 30 September 2006. The decrease principally relates to accelerated depreciation associated with the planned closure of the land earth station at Goonhilly which held certain of our operating assets in the three months ended 30 September 2006 of US$2.9m (2007: nil).

Operating profit

As a result of the factors discussed above, operating profit during the three months ended 30 September 2007 was US$55.3m, an increase of US$9.9m, or 21.8%, compared with the three months ended 30 September 2006, due to increased revenues offset in part by higher net operating costs.

Net interest payable

Interest payable for the three months ended 30 September 2007 was US$23.4m, an increase of US$3.1m compared with the three months ended 30 September 2006. The increase relates to US$1.3m of non-recurring premium paid on the purchase of US$38m of our Senior Notes in the three months ended 30 September 2007, higher interest charges on the subordinated parent loan, following the semi-annual accretion of interest to principal and interest charges on the additional US$50.0m of drawings made on our Senior Credit Facility during the year.

Interest receivable for the three months ended 30 September 2007 was US$1.5m, a decrease of US$0.4m compared with the three months ended 30 September 2006. Although cash and cash equivalent balances were higher during the three months ended 30 September 2007, the increase in bank interest receivable was offset by the absence of any comparable unrealized gain in the three months ended 30 September 2007 (2006: US$0.8m) on an interest rate swap which expired at the end of 2006.

Profit before tax

As a result of the factors discussed above, profit before tax during the three months ended 30 September 2007 was US$33.4m, an increase of US$6.4m, or 23.7%compared with the three months ended 30 September 2006.

Income tax expense

The tax charge for the three months ended 30 September 2007 was US$9.9m, compared with US$15.8m for the three months ended 30 September 2006.

The decrease in effective tax rate from 58.5% for the three months ended 30 September 2006 to 29.6% for the three months ended 30 September 2007 is largely driven by the inclusion of a non-recurring US$5.6m adjustment made following a review of certain historic tax provisioning positions for the three months ended 30 September 2006.

Profit for the period

As a result of the factors discussed above, profit for the three months ended 30 September 2007 was US$23.5m, an increase of US$12.3m compared with the three months ended 30 September 2006.

Liquidity and capital resources

The Group had Net Borrowings at 30 September 2007 of US$1,223.9m primarily comprising Senior Credit Facility drawings of US$300.0m, Senior Notes of US$218.8m (net of US$91.6m Senior Notes held by the Group, being 29.5% of the aggregate principal amount outstanding), subordinated parent company loan of US$718.7m (including accretion of principal) and deferred satellite payments of US$55.0m, net of cash and cash equivalents of US$69.8m. The total borrowings figures given in note 5 can be reconciled to the net borrowings figure above as follows:

	As at 30 September	As at 31 December
	2007	2006
	(US$ in millions)
Total borrowings	1,293.6	1,258.2
Cash and cash equivalents	(69.7)	(39.5)

Net Borrowings	1,223.9	1,218.7

Net cash generated from operating activities during the three months ended 30 September 2007 was US$111.2m compared to US$85.5m during the three months ended 30 September 2006. The increase primarily relates to increased EBITDA and movements in working capital.

Net cash used in investing activities during the three months ended 30 September 2007 was US$73.2m compared with US$35.7m for the three months ended 30 September 2006, reflecting capital expenditure for the continued construction of other new BGAN services such as FleetBroadband and SwiftBroadband, investment in our new SPS network, prepaid launch costs associated with our Inmarsat-4 F3 satellite and the payment of outstanding contractual milestones relating to the construction of our Inmarsat-4 satellites.

Net cash used in financing activities during the three months ended 30 September 2007 was US$53.9m compared to US$15.2m for the three months ended 30 September 2006. The increase relates to the purchase of US$38.0m of Senior Notes by the Group during the three months ended 30 September 2007(2006: nil.)

The Group continually evaluates sources of capital and may repurchase, refinance, exchange or retire current or future borrowings and/or debt securities from time to time in private or open-market transactions, or by any other means permitted by the terms and conditions of borrowing facilities and debt securities.

CIP Canada offer for Stratos Global Corporation

Final regulatory approvals from the US Federal Communications Commission (“FCC”) are required before the acquisition by CIP Canada Investment Inc (“CIP Canada”), of Stratos Global Corporation Inc (“Stratos”) can be completed. CIP Canada and Stratos currently expect that FCC approvals will be received during the fourth quarter of 2007.

Recent Events

Subsequent to 30 September 2007, there have been no material events which would affect the information reflected in the condensed consolidated financial results of the Group.

INMARSAT GROUP LIMITED

CONDENSED CONSOLIDATED INCOME STATEMENT

(unaudited)

	Three months ended 30 September		Nine months ended 30 September
	2007	2006	2007	2006
	(US$ in millions)
Revenue	139.6	129.2	423.8	375.1
Employee benefit costs	(21.3)	(21.2)	(67.4)	(62.6)
Restructuring costs including termination benefits	—	—	—	(6.8)
Network and satellite operations costs	(8.3)	(8.0)	(25.1)	(23.0)
Other operating costs	(17.4)	(13.1)	(45.9)	(39.7)
Work performed by the Group and capitalized	4.7	2.5	12.7	9.3
Depreciation and amortization	(42.0)	(44.0)	(124.7)	(119.3)

Operating profit	55.3	45.4	173.4	133.0
Interest receivable and similar income	1.5	1.9	4.4	6.4
Interest payable and similar charges	(23.4)	(20.3)	(66.2)	(64.5)

Net interest payable	(21.9)	(18.4)	(61.8)	(58.1)

Profit before income tax	33.4	27.0	111.6	74.9
Income tax expense	(9.9)	(15.8)	(24.2)	(32.1)

Profit for the period	23.5	11.2	87.4	42.8

CONDENSED CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

(unaudited)

	Three months ended 30 September		Nine months ended 30 September
	2007	2006	2007	2006
	(US$ in millions)
(Losses)/gains on cash flow hedges	(1.7)	(1.8)	(4.0)	5.6
Actuarial gains from pension and post-retirement healthcare benefits	0.0	—	9.0	7.1
Tax (charged) / credited directly to equity	0.5	0.6	(1.5)	0.3

Net gains recognised directly in equity	(1.2)	(1.2)	3.5	13.0

Profit for the period	23.5	11.2	87.4	42.8

Total recognised income for the period	22.3	10.0	90.9	55.8

INMARSAT GROUP LIMITED

CONDENSED CONSOLIDATED BALANCE SHEET

	As at 30 September 2007 (unaudited)	As at 31 December 2006 (audited)

	(US$ in millions)
Assets
Non-current assets
Property, plant and equipment	1,228.5	1,247.5
Intangible assets	519.8	522.0
Derivative financial instruments	0.1	—

	1,748.4	1,769.5

Current assets
Cash and cash equivalents	69.7	39.5
Trade and other receivables	187.0	160.9
Inventories	2.0	0.8
Derivative financial instruments	4.8	8.5

	263.5	209.7

Total assets	2,011.9	1,979.2

Liabilities
Current liabilities
Borrowings	62.4	11.9
Trade and other payables	174.1	152.8
Provisions	0.2	1.6
Current income tax liabilities	26.5	8.6

	263.2	174.9

Non-current liabilities
Borrowings	1,222.3	1,235.8
Other payables	4.7	6.7
Provisions	32.0	37.6
Deferred income tax liabilities	141.8	134.4

	1,400.8	1,414.5

Total liabilities	1,664.0	1,589.4

Net assets	347.9	389.8

Shareholders’ equity
Ordinary shares	0.4	0.4
Share premium	346.1	346.1
Other reserves	13.9	14.1
(Accumulated losses)/retained earnings	(12.5)	29.2

Total shareholders’ equity	347.9	389.8

INMARSAT GROUP LIMITED

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

(unaudited)

	Three months ended 30 September		Nine months ended 30 September
	2007	2006	2007	2006
	(US$ in millions)
Cash flow from operating activities
Cash generated from operations	109.7	82.9	275.5	216.8
Interest received	1.5	2.7	4.2	4.1
Income taxes paid	—	(0.1)	(0.1)	(0.5)

Net cash inflow from operating activities	111.2	85.5	279.6	220.4

Cash flow from investing activities
Purchase of property, plant and equipment	(71.7)	(31.7)	(139.2)	(72.3)
Consideration under ACeS collaboration arrangement	(1.5)	(4.0)	(3.0)	(4.0)

Net cash used in investing activities	(73.2)	(35.7)	(142.2)	(76.3)

Cash flow from financing activities
Dividends paid	—	—	(82.5)	(52.8)
Drawdown of revolving Senior Credit Facility	—	—	50.0	—
Interest paid on Senior Notes and Facilities	(15.9)	(15.2)	(34.5)	(35.6)
Finance lease disposal fees	—	—	(1.4)	—
Purchase of Senior Notes	(38.0)	—	(38.0)	(43.6)

Net cash used in financing activities	(53.9)	(15.2)	(106.4)	(132.0)

Foreign exchange adjustment	(0.8)	(0.4)	(0.7)	(0.4)

Net (decrease)/increase in cash and cash equivalents	(16.7)	34.2	30.3	11.7

Movement in cash and cash equivalents
At beginning of period	86.3	11.7	39.3	34.2
Net (decrease)/increase in cash and cash equivalents	(16.7)	34.2	30.3	11.7

As reported on balance sheet (net of bank overdrafts)	69.6	45.9	69.6	45.9

At end of period, comprising
Cash at bank and in hand	3.1	1.1	3.1	1.1
Short-term deposits with original maturity of less than 3 months	66.6	44.9	66.6	44.9
Bank overdrafts	(0.1)	(0.1)	(0.1)	(0.1)

	69.6	45.9	69.6	45.9

Notes to the Condensed Consolidated Financial Statements

1. General information

The principal activity of Inmarsat Group Limited and its subsidiaries (“the Group”) is the provision of mobile satellite communications services.

These unaudited condensed consolidated financial results were approved for issue by the Board of Directors on 9 November 2007.

2. Principal accounting policies

Basis of preparation

These financial statements have been prepared in accordance with IFRS and IFRIC interpretations applicable to companies reporting under IFRS as adopted by the EU. There are no material differences for the Group between IFRS and IFRS as adopted by the EU.

The unaudited Group results for the three and nine months ended 30 September 2007 have been prepared on a basis consistent with the IFRS accounting policies as set out on pages F1-F52 of the consolidated financial statements for the year to 31 December 2006 as filed with the SEC on Form 20-F on 30 April 2007.

The unaudited condensed consolidated financial statements are based upon accounting policies and methods consistent with those used and described in the annual financial statements prepared under IFRS, save as disclosed in note 6. These interim financial statements should be read in conjunction with the most recent annual financial statements. In the opinion of management all adjustments of a normally recurring nature considered necessary for a fair presentation have been included. Operating results for the three and nine months ended 30 September 2007 are not necessarily indicative of the results that may be expected for the year ending 31 December 2007. The consolidated balance sheet as at 31 December 2006 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by IFRS for complete financial statements.

Basis of accounting

The preparation of the condensed consolidated financial statements in conformity with IFRS requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the Balance Sheet dates and the reported amounts of revenue and expenses during the reported period.

Although these estimates are based on management’s best estimate of the amount, event or actions, these results ultimately may differ from those estimates.

Accounting policies adopted in preparing these condensed consolidated financial statements have been selected in accordance with IFRS.

3. Segmental information

The Group operates in one business segment being the supply of mobile satellite communications services (“MSS”).

“Other” in the three and nine months ended 30 September 2007 principally comprises income from technical support to other operators, the provision of conference facilities and leasing surplus office space to external organizations.

Primary reporting format – business segments

	Three months ended 30 September 2007 (unaudited)				Three months ended 30 September 2006 (unaudited)
	MSS	Other	Unallocated	Total	MSS	Other	Unallocated	Total
	(US$ in millions)
Revenue	138.1	1.5	—	139.6	127.6	1.6	—	129.2

Segment result (operating profit)	55.6	(0.3)	—	55.3	48.0	(2.6)	—	45.4
Net interest charged to the income statement	—	—	(21.9)	(21.9)	—	—	(18.4)	(18.4)

Profit before income tax				33.4				27.0
Income tax expense				(9.9)				(15.8)

Profit for the period				23.5				11.2

Segment assets	1,942.2	—	69.7	2,011.9	1,980.3	—	46.0	2,026.3
Segment liabilities	(211.0)	—	(1,453.1)	(1,664.0)	(261.7)	—	(1,451.8)	(1,713.5)
Capital expenditure(a)	(53.8)	—	—	(53.8)	(7.9)	—	—	(7.9)
Depreciation	(36.6)	—	—	(36.6)	(40.8)	—	—	(40.8)
Amortization of intangible assets	(5.4)	—	—	(5.4)	(3.2)	—	—	(3.2)

(a)	Capital expenditure stated using accruals basis.
(b)	Revenue from the sale of user terminals is classified as MSS revenue for the purpose of segment reporting

	Nine months ended 30 September 2007 (unaudited)				Nine months ended 30 September 2006 (unaudited)
	MSS	Other	Unallocated	Total	MSS	Other	Unallocated	Total
	(US$ in millions)
Revenue	418.1	5.7	—	423.8	370.7	4.4	—	375.1

Segment result (operating profit)	172.8	0.6	—	173.4	134.3	(1.3)	—	133.0
Net interest charged to the income statement	—	—	(61.8)	(61.8)	—	—	(58.1)	(58.1)

Profit before income tax				111.6				74.9
Income tax expense				(24.2)				(32.1)

Profit for the period				87.4				42.8

Segment assets	1,942.2	—	69.7	2,011.9	1,980.3	—	46.0	2,026.3
Segment liabilities	(211.0)	—	(1,453.0)	(1,664.0)	(261.7)	—	(1,451.8)	(1,713.5)
Capital expenditure(a)	(103.6)	—	—	(103.6)	(54.7)	—	—	(54.7)
Depreciation	(108.7)	—	—	(108.7)	(106.0)	—	—	(106.0)
Amortization of intangible assets	(16.0)	—	—	(16.0)	(13.3)	—	—	(13.3)

(a)	Capital expenditure stated using accruals basis.
(b)	Revenue from the sale of user terminals is classified as MSS revenue for the purpose of segment reporting

4. Net interest payable

	Three months ended 30 September		Nine months ended 30 September
	2007	2006	2007	2006
	(US$ in millions)
Interest on subordinated parent company loan	(10.1)	(9.0)	(29.2)	(26.5)
Interest on Senior Notes and Senior Credit Facility	(10.7)	(9.1)	(29.4)	(29.0)
Unwinding of discount on deferred satellite liabilities	(0.9)	(0.8)	(2.6)	(2.8)
Amortization of debt issue costs	(0.7)	(0.7)	(2.1)	(1.9)
Pension and post-retirement liability finance costs	(0.7)	(0.6)	(2.2)	(4.0)
Other interest payable	(0.2)	—	(0.5)	—
Interest and facility fees payable on bank loans and overdrafts	(0.1)	(0.1)	(0.2)	(0.3)

Total interest payable and similar charges	(23.4)	(20.3)	(66.2)	(64.5)

Bank interest receivable and other interest	1.5	1.1	4.4	4.4
Interest rate swap	—	0.8	—	2.0

Total interest receivable and similar income	1.5	1.9	4.4	6.4

Net interest payable	(21.9)	(18.4)	(61.8)	(58.1)

5. Borrowings

Borrowings are shown net of unamortized deferred finance costs, which have been allocated as follows:

	As at 30 September 2007			As at 31 December 2006
	Amount	Deferred finance costs	Net balance	Amount	Deferred finance costs	Net balance
	(US$ in millions)
Senior Credit Facility	300.0	(1.3)	298.7	250.0	(1.6)	248.4
Subordinated parent company loan – principal	703.6	—	703.6	684.5	—	684.5
– interest	15.1	—	15.1	5.0	—	5.0
Senior Notes	218.8	(7.6)	211.2	256.8	(8.9)	247.9
Premium on Senior Notes	1.0	—	1.0	1.1	—	1.1
Deferred satellite payments	55.0	—	55.0	60.6	—	60.6
Bank overdrafts	0.1	—	0.1	0.2	—	0.2

Total Borrowings	1,293.6	(8.9)	1,284.7	1,258.2	(10.5)	1,247.7

6. Summary of differences between IFRS and United States GAAP

The condensed consolidated financial statements have been prepared in accordance with accounting principles under IFRS, which differ in certain material respects from generally accepted accounting principles in the United States (“US GAAP”). Such differences involve methods for measuring the amounts shown in the condensed consolidated financial statements, as well as different disclosures required by US GAAP. Further details on these differences between IFRS and US GAAP are set forth in note 34 of our consolidated financial statements for the year ended 31 December 2006 as filed with the SEC on Form 20-F.

The following table contains a summary of the adjustments to profit for the financial period between IFRS and US GAAP:

	Three months ended 30 September		Nine months ended 30 September
	2007	2006	2007	2006
	(US$ in millions)
Profit for the financial period as reported under IFRS	23.5	11.2	87.4	42.8
US GAAP adjustments:
Pension plans	(0.2)	0.1	(0.6)	1.2
Financial instruments	—	0.1	—	0.5
Deferred taxation	9.8	3.3	(4.6)	(2.0)
Facility fees and amortization	—	—	—	(2.5)
Development costs and amortization	(0.6)	—	1.1	(0.7)
Depreciation on tangible fixed assets	(0.4)	(0.3)	(1.0)	(1.0)
Stock options (including UK National Insurance)	0.2	0.2	(0.5)	0.7
Capitalized interest	5.2	5.9	18.6	20.8
Deferred income on sale and leaseback	0.7	0.8	2.2	4.3
Network and satellite costs and amortization	0.1	0.1	0.4	0.4
Amortization of intangible assets	(0.3)	(0.4)	(0.9)	(1.1)

Total US GAAP adjustments	14.5	9.8	14.7	20.6

Net income under US GAAP	38.0	21.0	102.1	63.4

The following table contains a summary of the adjustments to shareholders’ funds between IFRS and US GAAP:

	As at 30 September	As at 31 December
	2007	2006
	(US$ in millions)
Total shareholders’ funds as reported under IFRS	347.9	389.8
US GAAP adjustments:
Deferred taxation	(44.7)	(40.3)
Development costs and amortization	(56.6)	(57.7)
Tangible fixed assets	2.4	3.4
Goodwill	(155.9)	(155.9)
Stock options (including UK National Insurance)	2.2	2.6
Network and satellite operation costs and amortization	(7.4)	(7.8)
Deferred income on disposal of tangible assets	(50.1)	(52.3)
Capitalized interest	188.7	170.0
Intangible assets	70.9	71.8

Total US GAAP adjustments	(50.5)	(66.2)

Shareholders’ equity under US GAAP	297.4	323.6

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INMARSAT GROUP LIMITED

Date: November 9, 2007	By:	/s/ RICK MEDLOCK
Rick Medlock
Chief Financial Officer

INMARSAT FINANCE plc

Date: November 9, 2007	By:	/s/ RICK MEDLOCK
Rick Medlock
Chief Financial Officer